ATCO
GROUP

Corporate Office

05007761

Telephone: (403) 292-7547
Fax: (403) 292-7623
email: ingrid.dunn@atco.com

SUPPL

April 29, 2005

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Form 52-109FT2-Certification of Interim Filings by President and CEO
- Form 52-109FT2-Certification of Interim Filings by Senior Vice President & CFO
- Interim Report for the Three Months Ended March 31, 2005
- Consolidated Financial Statements for the Three Months Ended March 31, 2005
- Management's Discussion and Analysis for the Three Months Ended March 31, 2005

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Ingrid Dunn
Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited
Enclosure(s)

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, **Nancy C. Southern, President and Chief Executive Officer**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **ATCO Ltd.** (the issuer) for the period ending **March 31, 2005**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: April 20, 2005

[Original signed by N.C. Southern]

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, **Karen M. Watson, Senior Vice President & Chief Financial Officer**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **ATCO Ltd.** (the issuer) for the period ending **March 31, 2005**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: April 20, 2005

[Original signed by K.M. Watson]

Corporate Head Office: 1500, 909 - 11th Avenue S.W., Calgary, Alberta, Canada T2R 1N6 Tel (403) 292-7500 Fax (403) 292-7532 www.atco.com

FILE NO. 82-34745

FOR THE THREE MONTHS ENDED MARCH 31, 2005

TO THE SHARE OWNERS:

ATCO Ltd. reported increased earnings for the three months ended March 31, 2005 of $42.6 million ($1.42 per share) compared to earnings for the same three months in 2004 of $38.2 million ($1.28 per share).

Earnings increased primarily due to:

- continued strong activity in ATCO Structures' operations in Canada and Australia;
- higher earnings in ATCO Power's United Kingdom ("U.K.") operations attributable to improved performance and the settlement reached by Barking Power Limited with the administrators of TXU Europe ("TXU Europe Settlement"). ATCO Power has a 25.5% interest in Barking Power Limited. This settlement is expected to generate earnings of approximately $35 million, which will be recognized over the remaining term of the TXU contract to September 30, 2010, at approximately $5.5 million per year;
- higher earnings in ATCO Midstream; and
- increased business activity, including work for new customers, in ATCO I-Tek.

This increase was partially offset by:

- higher costs in ATCO Gas and ATCO Electric that are not reflected in current customer rates. ATCO Gas and ATCO Electric expect to file applications in the second quarter that will request the Alberta Energy and Utilities Board to incorporate these higher costs in customer rates.

Revenues for the three months ended March 31, 2005 were $814.6 million compared to $1,226.4 million in 2004. This decrease was primarily due to:

- lower sales of electricity and natural gas purchased for customers on a "no-margin" basis by ATCO Electric and ATCO Gas due to the transfer of the retail energy supply businesses in May 2004; and
- lower volumes of natural gas purchased and resold for natural gas liquids extraction in ATCO Midstream.

This decrease was partially offset by:

- increased business activity in ATCO Structures' operations in Canada, Australia and Europe;
- improved performance in ATCO Power's U.K. operations and the impact of the TXU Europe Settlement;
- increased business activity, including work for new customers, in ATCO I-Tek; and
- operations at ATCO Power's and ATCO Resources' new 580 megawatt Brighton Beach generating plant which was commissioned in July 2004.

Cash flow from operations for the three months ended March 31, 2005 was $247.0 million compared to $175.7 million in 2004. This increase was primarily due to:

- impact of the TXU Europe Settlement in ATCO Power, and
- increased earnings.

ATCO Group is an Alberta based, worldwide organization of companies with more than 7,000 employees actively engaged in Power Generation, Utilities and Global Enterprises. More information about ATCO can be found on its website, www.atco.com.

N.C. Southern
President & Chief Executive Officer

R.D. Southern
Chairman of the Board

ATCO Ltd.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

The following discussion and analysis of financial condition and results of operations of ATCO Ltd. (the "Corporation") should be read in conjunction with the Corporation's unaudited interim financial statements for the three months ended March 31, 2005, and the audited financial statements and management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2004 ("2004 MD&A"). Information contained in the 2004 MD&A that is not discussed in this document remains substantially unchanged. Additional information relating to the Corporation, including the Corporation's Annual Information Form, is available on SEDAR at www.sedar.com.

The equity securities of the Corporation consist of Class I Non-Voting Shares ("Class I shares") and Class II Voting Shares ("Class II shares").

The consolidated financial statements include the accounts of ATCO Ltd. and all of its subsidiaries. The principal subsidiaries are Canadian Utilities Limited ("Canadian Utilities"), of which ATCO Ltd. owns 39.9% of the Class A non-voting shares and 74.2% of the Class B common shares, for an aggregate ownership of 51.8%, and ATCO Structures Inc. ("ATCO Structures"), ATCO Noise Management Ltd. ("ATCO Noise Management") and ATCO Resources Ltd. ("ATCO Resources"), of which ATCO Ltd. owns 100% of the Class A non-voting and Class B common shares. Canadian Utilities has published its comparative financial statements and its management's discussion and analysis of financial condition and results of operations for three months ended March 31, 2005. Copies of these documents may be obtained upon request from the Corporate Secretary of Canadian Utilities at 1400 ATCO Centre, 909-11th Avenue S.W., Calgary, Alberta T2R 1N6 (telephone (403) 292-7500 or fax (403) 292-7623).

TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION

Certain statements contained in this MD&A constitute forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "plan", "estimate", "expect", "may", "will", "intend", "should", and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in the forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

In particular, this MD&A contains forward-looking statements pertaining to purchase obligations, planned capital expenditures, the impact of changes in government regulation, non-regulated generating capacity subject to long term contracts and Industrials Business Group market developments. The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of regulatory decisions, competitive factors in the industries in which the Corporation operates, prevailing economic conditions, and other factors, many of which are beyond the control of the Corporation.

BUSINESS OF THE CORPORATION

The Corporation's financial statements are consolidated from three Business Groups: Utilities, Power Generation and Global Enterprises. For the purposes of financial disclosure, industrial transactions (ATCO Structures and ATCO Noise Management) are accounted for as Industrials and corporate transactions are accounted for as Corporate and Other (refer to Note 6 to the unaudited interim financial statements for the three months ended March 31, 2005). Transactions between Business Groups are eliminated in all reporting of the Corporation's consolidated financial information.

TRANSFER OF THE RETAIL ENERGY SUPPLY BUSINESSES

On May 4, 2004, ATCO Gas and ATCO Electric transferred their retail energy supply businesses to Direct Energy Marketing Limited and one of its affiliates (collectively "DEML"), a subsidiary of Centrica plc ("Transfer of the Retail Energy Supply Businesses"). Proceeds of the transfer were $90 million, of which $45 million was paid at closing, with the remainder to be paid on May 4, 2005. Net proceeds, after adjustments related to legal, transition and other deferred costs pertaining to the transfer of the retail energy supply businesses, resulted in a gain of $63.3 million before income taxes of $8.2 million and non-controlling interests of $26.6 million and increased earnings by $28.5 million for the three months ended June 30, 2004, and for the year ended December 31, 2004.

The Corporation's revenues and natural gas supply and purchased power costs after May 4, 2004, were reduced accordingly for 2004 and thereafter. Subsequent to May 4, 2004, ATCO Gas continued to purchase natural gas on behalf of DEML, until the transfer of the relevant ATCO Gas natural gas purchase contracts to DEML was completed in September 2004. There will be no ongoing impact on earnings resulting from the transfer of these businesses as natural gas and electricity have historically been sold to customers on a "no-margin" basis. ATCO Gas and ATCO Electric continue to own and operate the natural gas and electricity distribution systems used to deliver energy.

TXU EUROPE SETTLEMENT

On November 19, 2002, an administration order was issued by an English Court against TXU Europe Energy Trading Limited which had a long term "off take" agreement for 27.5% of the power produced by the 1,000 megawatt Barking generating plant in London, England, in which the Corporation, through Barking Power Limited ("Barking Power"), has a 25.5% equity interest. Barking Power filed a claim for damages for breach of contract related to TXU Europe's obligations to purchase 27.5% of the power produced by the Barking generating plant. Following negotiations with the administrators, an agreement has now been reached with respect to Barking Power's claim. On March 30, 2005, the Corporation announced that Barking Power will receive £179.3 million (approximately $410 million) in settlement of its claim, of which the Corporation's share is approximately $104 million. Barking Power received a first distribution of £112.3 million (approximately $257 million) on March 30,

2005, of which the Corporation's share was $65.4 million, and expects to receive further distributions later this year and in the first quarter of 2006. The Corporation's share of this settlement is expected to generate earnings after income taxes and non-controlling interests of approximately $35 million, which will be recognized over the remaining term of the TXU contract to September 30, 2010, at approximately $5.5 million per year.

The Barking generating plant has continued to supply 725 megawatts of power under long term contracts with other purchasers. The 275 megawatts of power previously supplied to TXU Europe is currently being sold into the United Kingdom electricity market on a merchant basis under a one year marketing agreement expiring September 30, 2005.

SELECTED QUARTERLY INFORMATION

	For the Three Months Ended			
($ Millions except per share data)	**Mar. 31**	**Jun. 30**	**Sep. 30**	**Dec. 31**
		(unaudited)		
2005				
Revenues (1)	814.6	......	......	......
Earnings attributable to Class I and Class II shares (4) (5)	42.6	......	......	......
Earnings per Class I and Class II share (4) (5)	1.42	......	......	......
Diluted earnings per Class I and Class II share (4) (5)	1.40	......	......	......
2004				
Revenues (1)	1,226.4	731.2	597.0	716.4
Earnings attributable to Class I and Class II shares (2) (4) (5)	38.2	54.8	24.7	41.7
Earnings per Class I and Class II share (2) (4) (5)	1.28	1.84	0.83	1.40
Diluted earnings per Class I and Class II share (2) (4) (5)	1.26	1.82	0.83	1.38
2003				
Revenues	......	821.7	652.8	996.5
Earnings attributable to Class I and Class II shares (3) (4) (5)	......	20.1	22.5	42.5
Earnings per Class I and Class II share (3) (4) (5)	......	0.68	0.75	1.43
Diluted earnings per Class I and Class II share (3) (4) (5)	......	0.67	0.74	1.41

<u>*Notes:*</u>

(1) Includes the reduction in revenues from the Transfer of the Retail Energy Supply Businesses for the three months ended March 31, 2005, June 30, 2004, September 30, 2004 and December 31, 2004.

(2) Includes the impact of the Transfer of the Retail Energy Supply Businesses for the three months ended June 30, 2004.

(3) 2003 earnings attributable to Class I and Class II shares have been restated for retroactive changes in the methods of accounting for asset retirement obligations and stock based compensation.

(4) There were no discontinued operations or extraordinary items during these periods.

(5) Due to the seasonal nature of the Corporation's operations, changes in electricity prices in Alberta and the timing of rate decisions, earnings for any quarter are not necessarily indicative of operations on an annual basis.

(6) The above data has been prepared in accordance with Canadian generally accepted accounting principles and the reporting currency is the Canadian dollar.

RESULTS OF OPERATIONS

The principal factors that have caused variations in **revenues** and **earnings** over the eight most recently completed quarters disclosed in the 2004 MD&A remain substantially unchanged.

Consolidated Operations

Revenues for the three months ended March 31, 2005, decreased by $411.8 million to $814.6 million, primarily due to:

- lower sales of electricity and natural gas purchased for customers on a "no-margin" basis by ATCO Electric and ATCO Gas due to the Transfer of the Retail Energy Supply Businesses in May 2004;
- lower volumes of natural gas purchased and resold for natural gas liquids extraction in ATCO Midstream; and
- decreased business activity in ATCO Structures' operations in the United States.

This decrease was partially offset by:

- increased business activity in ATCO Structures' operations in Australia, Europe and Canada;
- improved performance in ATCO Power's United Kingdom ("U.K.") operations and the impact of the TXU Europe settlement;
- increased business activity, including work for new customers, in ATCO I-Tek; and
- operations at ATCO Power's and ATCO Resources' new 580 megawatt Brighton Beach generating plant commissioned in July 2004.

Earnings attributable to Class I and Class II shares for the three months ended March 31, 2005, increased by $4.4 million ($0.14 per share) to $42.6 million ($1.42 per share), primarily due to:

- improved earnings in ATCO Power's U.K. operations and the impact of the TXU Europe settlement;
- higher earnings and the impact of higher margins on natural gas liquids in ATCO Midstream;
- increased business activity, including work for new customers, in ATCO I-Tek; and
- increased business activity in ATCO Structures.

This increase was partially offset by:

- higher costs in ATCO Gas and ATCO Electric that are not reflected in current customer rates. ATCO Gas and ATCO Electric expect to file applications in the second quarter that will request the Alberta Energy and Utilities Board ("AEUB") to incorporate these higher costs in customer rates. At the same time, ATCO Gas and ATCO Electric intend to seek relief through the establishment of interim refundable rates designed to recover these costs pending a final AEUB decision.

Operating expenses (consisting of natural gas supply, purchased power, operation and maintenance, selling and administrative and franchise fee costs) for the three months ended March 31, 2005, decreased by $433.8 million to $531.3 million, primarily due to:

- lower costs of electricity and natural gas purchased for customers on a "no-margin" basis by ATCO Electric and ATCO Gas due to the Transfer of the Retail Energy Supply Businesses in May 2004; and
- lower volumes of natural gas purchased and resold for natural gas liquids extraction in ATCO Midstream.

This decrease was partially offset by:

- higher operating costs in ATCO Power's Barking generating plant and ATCO Power's and ATCO Resources' Scotford generating plant and operations at their Brighton Beach generating plant which was commissioned in July 2004; and
- increased business activity in ATCO Structures.

Depreciation and amortization expenses for the three months ended March 31, 2005, increased by $6.8 million to $87.6 million, primarily due to:

- capital additions in 2005 and 2004.

Interest expense for the three months ended March 31, 2005, increased by $4.4 million to $57.6 million, primarily due to:

- interest on non-recourse financings for ATCO Power's and ATCO Resources' new Brighton Beach generating plant commissioned in July 2004, and
- interest on new financings issued in 2004 to fund capital expenditures in Utilities operations.

Interest and other income for the three months ended March 31, 2005, increased by $1.8 million to $8.6 million, primarily due to:

- interest income on higher cash balances.

Income taxes for the three months ended March 31, 2005, increased by $5.4 million to $54.3 million, primarily due to:

- higher earnings.

The **interests of non-controlling share owners** for the three months ended March 31, 2005, increased by $2.8 million to $47.6 million, primarily due to:

- higher earnings in Canadian Utilities.

Segmented Information

Segmented revenues and earnings attributable to Class I and Class II shares for the three months ended March 31, 2005, were as follows:

	For the Three Months Ended March 31			
	Revenues		Earnings	
($ Millions)	**2005**	2004	**2005**	2004
	(unaudited)			
Utilities (1)	**432.2**	884.3	**23.0**	25.9
Power Generation	**195.0**	173.2	**11.7**	8.6
Global Enterprises	**158.1**	275.7	**9.2**	5.5
Industrials	**58.2**	48.7	**4.2**	3.5
Corporate and Other	**4.1**	3.9	**(5.4)**	(5.8)
Intersegment eliminations	**(33.0)**	(159.4)	**(0.1)**	0.5
Total	**814.6**	1,226.4	**42.6**	38.2

Note:

(1) Includes the reduction in revenues from the Transfer of the Retail Energy Supply Businesses for the three months ended March 31, 2005.

Utilities

Revenues from the Utilities Business Group for the three months ended March 31, 2005, decreased by $452.1 million to $432.2 million, primarily due to:

- lower sales of electricity and natural gas purchased for customers on a "no-margin" basis by ATCO Electric and ATCO Gas due to the Transfer of the Retail Energy Supply Businesses in May 2004;
- lower natural gas volumes purchased for ATCO Pipelines' customers as a result of customers moving from sales service (commodity and transportation revenues) to transportation service only contracts (transportation revenue); and
- warmer temperatures in ATCO Gas, which were 4.4% warmer than normal, compared to 1.0% warmer than normal for the corresponding period in 2004.

This decrease was partially offset by:

- customer additions in ATCO Gas.

Earnings for the three months ended March 31, 2005, decreased by $2.9 million to $23.0 million, primarily due to:

- higher costs in ATCO Gas and ATCO Electric that are not reflected in current customer rates. ATCO Gas and ATCO Electric expect to file applications in the second quarter that will request the AEUB to

incorporate these higher costs in customer rates. At the same time, ATCO Gas and ATCO Electric intend to seek relief through the establishment of interim refundable rates designed to recover these costs pending a final AEUB decision; and

- warmer temperatures in ATCO Gas.

This decrease was partially offset by:

- lower transmission costs in ATCO Pipelines; and
- customer additions in ATCO Gas.

Power Generation

Revenues from the Power Generation Business Group for the three months ended March 31, 2005, increased by $21.8 million to $195.0 million, primarily due to:

- improved performance in ATCO Power's United Kingdom ("U.K.") operations and the impact of the TXU Europe settlement; and
- operations at ATCO Power's and ATCO Resources' new 580 megawatt Brighton Beach generating plant commissioned in July 2004.

Earnings for the three months ended March 31, 2005, increased by $3.1 million to $11.7 million, primarily due to:

- improved earnings in ATCO Power's U.K. operations and the impact of the TXU Europe settlement; and
- operations at ATCO Power's and ATCO Resources' new 580 megawatt Brighton Beach generating plant commissioned in July 2004.

This increase was partially offset by:

- impact of a favorable one-time income tax adjustment from ATCO Power's and ATCO Resources' Brighton Beach generating plant in 2004; and
- decrease in ATCO Power's and ATCO Resources' earnings of $0.3 million due to lower prices on electricity sold to the Alberta Power Pool and the related spark spread.

  Alberta Power Pool electricity prices for the three months ended March 31, 2005, averaged $46.00 per megawatt hour, compared to average prices of $48.81 per megawatt hour for the corresponding period in 2004. Natural gas prices for the three months ended March 31, 2005, averaged $6.54 per gigajoule, compared to average prices of $6.08 per gigajoule for the corresponding period in 2004. The consequence of lower electricity prices and higher natural gas prices was an average spark spread of ($3.05) per megawatt hour for the three months ended March 31, 2005, compared to $3.21 per megawatt hour for the corresponding period in 2004. The impact of the lower spark spreads was mitigated by lower generation volumes in 2005.

  Spark spread is related to the difference between Alberta Power Pool electricity prices and the marginal cost of producing electricity from natural gas.

  Changes in spark spread affect the results of approximately 370 megawatts of plant capacity owned in Alberta by ATCO Power and ATCO Resources out of a total world wide owned capacity of approximately 1,539 megawatts.

During the three months ended March 31, 2005, Alberta Power (2000)'s **deferred availability incentive** account increased by $6.0 million to $52.1 million. The increase was primarily due to additional availability incentive payments received for improved plant availability. During the three months ended March 31, 2005, the amortization of deferred availability incentives, recorded in revenues, increased by $0.1 million to $2.0 million.

Global Enterprises

Revenues from the Global Enterprises Business Group for the three months ended March 31, 2005, decreased by $117.6 million to $158.1 million, primarily due to:

- lower volumes of natural gas purchased in ATCO Midstream for ATCO Gas as a result of the Transfer of the Retail Energy Supply Businesses; and
- lower volumes of natural gas purchased and resold for natural gas liquids extraction in ATCO Midstream.

This decrease was partially offset by:

- increased business activity, including work for new customers, in ATCO I-Tek;
- increased business activity in ATCO Frontec; and
- higher prices received for natural gas liquids in ATCO Midstream.

Earnings for the three months ended March 31, 2005, increased by $3.7 million to $9.2 million, primarily due to:

- higher earnings and the impact of higher margins on natural gas liquids in ATCO Midstream; and
- increased business activity, including work for new customers, in ATCO I-Tek.

Industrials

Revenues from the Industrials segment for the three months ended March 31, 2005, increased by $9.5 million to $58.2 million, primarily due to:

- increased business activity in ATCO Structures' operations in Australia, Europe and Canada.

This increase was partially offset by:

- decreased business activity in ATCO Structures' operations in the United States.

Earnings for the three months ended March 31, 2005, increased by $0.7 million to $4.2 million, primarily due to:

- increased business activity in ATCO Structures.

Corporate and Other

Earnings for the three months ended March 31, 2005, increased by $0.4 million to ($5.4) million, primarily due to:

- decreased share appreciation rights expense due to changes in Canadian Utilities Limited Class A share and ATCO Ltd. Class I Non-Voting share prices since December 31, 2004.

This increase was partially offset by:

- higher general and administrative costs.

ATCOR Resources Ltd. Income Tax Reassessment

On March 3, 2005, the Supreme Court of Canada dismissed the Corporation's application for leave to appeal and decided not to hear the Corporation's appeal of a $6.7 million income tax reassessment relating to its 1996 disposal of ATCOR Resources Ltd. ("ATCOR").

In 2001, the Corporation received and paid an income tax reassessment of $8.4 million relating to the 1996 disposal of ATCOR. The Corporation did not agree with this reassessment and appealed the matter to the courts.

In August 2003, the Corporation was successful in its appeal to the Tax Court of Canada. The Federal Government appealed the Tax Court's decision to the Federal Court of Appeal, which issued a decision on June 18, 2004, in favor of the Corporation for $1.7 million of the $8.4 million reassessment. The Federal Government did not appeal the Federal Court of Appeal's decision to the Supreme Court of Canada. The Corporation completed its application for leave to appeal the Federal Court of Appeal's decision to the Supreme Court of Canada in October 2004.

Due to the uncertainty as to whether the Supreme Court of Canada would hear the Corporation's appeal, the Corporation charged $6.7 million to earnings in its 2004 consolidated financial statements. Therefore, there will be no effect to the Corporation's 2005 consolidated financial statements as a result of the Supreme Court of Canada's decision to not hear the Corporation's appeal.

REGULATORY MATTERS

Regulated operations are conducted by ATCO Electric and its subsidiaries, Northland Utilities (NWT), Northland Utilities (Yellowknife) and Yukon Electrical, the ATCO Gas and ATCO Pipelines divisions of ATCO Gas and

Pipelines Ltd. and the generating plants of Alberta Power (2000), all of which are wholly owned subsidiaries of Canadian Utilities' wholly owned subsidiary, CU Inc.

In July 2004, the AEUB issued its generic cost of capital decision. The decision established a standardized approach for each utility company regulated by the AEUB for determining the rate of return on common equity based upon a return of 9.60% on common equity. This rate of return will be adjusted annually by 75% of the change in long term Canada bond yield as forecast in the November Consensus Forecast, adjusted for the average difference between the 10 year and 30 year Canada bond yields for the month of October as reported in the National Post. This adjustment mechanism is the same as the National Energy Board uses in determining its formula based rate of return. The AEUB will undertake a review of this mechanism for the year 2009 or if the rate of return resulting from the formula is less than 7.6% or greater than 11.6%. The AEUB also noted that any party, at any time, could petition for a review of the adjustment formula if that party can demonstrate a material change in facts or circumstances.

The decision also established the appropriate capital structure for each utility regulated by the AEUB. The AEUB determined that any proposed changes to the approved capital structure which result from a material change in the investment risk of a utility will be addressed at utility specific rate applications.

In November 2004, the AEUB announced a generic return on common equity of 9.50% for 2005. The AEUB also announced that the 2005 generic return on equity would only apply to utilities which file rate applications in 2005. If no rate applications are filed, then existing return on common equity rates will continue to apply.

ATCO Electric

ATCO Electric expects to file a General Tariff Application for the 2005 and 2006 test years in the second quarter of 2005. ATCO Electric also expects to request that the 2005 rates be implemented on an interim refundable basis pending the AEUB's decision on the general tariff application. A decision from the AEUB on the general tariff application is not expected until late in 2005 or early in 2006.

ATCO Gas

ATCO Gas expects to file a General Rate Application for the 2005, 2006 and 2007 test years in the second quarter of 2005. ATCO Gas also expects to request that the 2005 rates be implemented on an interim refundable basis pending the AEUB's decision on the general rate application. A decision from the AEUB on the general rate application is not expected until late in 2005 or early in 2006.

In October 2001, the AEUB approved the sale by ATCO Gas of certain properties in the City of Calgary, known as the Calgary Stores Block, for $6.6 million (excluding costs of disposition) and allocated $4.1 million of the proceeds to customers and $1.8 million to ATCO Gas. In January 2004, the Alberta Court of Appeal overturned this decision and directed the AEUB to allocate $5.4 million of the proceeds to ATCO Gas. The City of Calgary has appealed this decision to the Supreme Court of Canada, which has also granted ATCO Gas leave to cross-appeal the decision. A hearing has been scheduled for May 11, 2005. Accordingly, ATCO Gas has not yet recorded the impact of the Alberta Court of Appeal decision.

In March 2004, the AEUB directed ATCO Gas to continue to reserve for the benefit of utility customers 16.7 petajoules of storage capacity at its Carbon storage facility for the 2004/2005 storage year, which ended on March 31, 2005, and allowed ATCO Midstream to continue to utilize the remaining uncontracted capacity at a rate of $0.45 per gigajoule, up from $0.41 per gigajoule. ATCO Gas has been granted leave to appeal this AEUB decision to the Alberta Court of Appeal. A hearing has been scheduled for June 17, 2005.

In July 2004, the AEUB initiated a written process to consider its role in regulating the operations of the Carbon storage facility.

ATCO Gas has determined that the Carbon storage operation is no longer required. Accordingly, in March 2005, ATCO Gas filed a letter with the AEUB in which it withdrew all evidence previously filed by it with respect to the 2005/2006 Carbon Storage Plan, thus providing notice that none of the related costs and revenues will form part of regulated operations on or after April 1, 2005. On March 23, 2005, the AEUB issued an interim order directing ATCO Gas to maintain the Carbon storage facility in rate base and authorizing a lease of the entire storage capacity to ATCO Midstream at a placeholder rate of $0.45 per gigajoule until otherwise determined by the AEUB.

ATCO Gas has filed an application with the AEUB to address, among other things, corrections required to historical transportation imbalances that have impacted ATCO Gas' deferred gas account. The application requests a recovery of approximately $11.3 million from ATCO Gas' south customers, and a refund of approximately $2.0 million to ATCO Gas' north customers. A decision from the AEUB is expected in the second quarter of 2005.

LIQUIDITY AND CAPITAL RESOURCES

A major portion of the Corporation's operating income and cash flow is generated from its utility operations. Canadian Utilities and its wholly owned subsidiary, CU Inc., use commercial paper borrowings and short term bank loans to provide flexibility in the timing and amounts of long term financing. ATCO Ltd. has received dividends from Canadian Utilities which have been more than sufficient to service debt requirements and pay dividends.

Cash flow from operations for the three months ended March 31, 2005, increased by $71.3 million to $247.0 million, primarily due to:

- impact of the TXU Europe settlement in ATCO Power; and
- increased earnings.

Investing for the three months ended March 31, 2005, decreased by $6.3 million to $128.1 million, primarily due to:

- lower capital expenditures.

This decrease was partially offset by:

- changes in non-cash working capital in respect of investing activities; and
- reduced contributions by utility customers for extensions to plant.

Capital expenditures for the three months ended March 31, 2005, decreased by $27.0 million to $104.5 million, primarily due to:

- lower investment in regulated electric transmission and non-regulated power generation projects.

This decrease was partially offset by:

- increased investment in regulated natural gas transportation and distribution projects.

During the three months ended March 31, 2005, the Corporation **issued**:

- $44.6 million of long term debt.

During the three months ended March 31, 2005, the Corporation **redeemed**:

- $5.3 million of long term debt; and
- $19.9 million of non-recourse long term debt.

These changes resulted in a **net debt increase** of $19.4 million.

Contractual obligations disclosed in the 2004 MD&A remain substantially unchanged as at March 31, 2005.

At March 31, 2005, the Corporation had the following credit lines that enable it to obtain funding for general corporate purposes.

	Total	Used	Available
		($ Millions)	
Long term committed	589.3	76.0	513.3
Short term committed	614.6	4.1	610.5
Uncommitted	114.2	28.5	85.7
Total	1,318.1	108.6	1,209.5

The amount and timing of future financings will depend on market conditions and the specific needs of the Corporation.

Future income tax liabilities of $221.7 million at March 31, 2005, are attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases. These differences result primarily from recognizing revenue and expenses in different years for financial and tax reporting purposes. Future income taxes will become payable when such differences are reversed through the settlement of liabilities and realization of assets.

On May 27, 2003, the Corporation commenced a **normal course issuer bid** for the purchase of up to 3% of the outstanding Class I shares. The bid expired on May 26, 2004. Over the life of the bid, 95,300 shares were purchased, of which 65,300 were purchased in 2003 and 30,000 were purchased in 2004. On May 27, 2004, the Corporation commenced a normal course issuer bid for the purchase of up to 3% of the outstanding Class I shares. The bid will expire on May 26, 2005. From May 27, 2004, to April 20, 2005, 131,000 shares have been purchased, all of which were purchased in 2004.

For the first quarter of 2005, the **quarterly dividend** payment on the Corporation's Class I and Class II shares increased by $0.03 to $0.38 per share. The Corporation has increased its annual common share dividend each year since 1993. The payment of any dividend is at the discretion of the Board of Directors and depends on the financial condition of the Corporation and other factors.

OUTSTANDING SHARE DATA

At April 20, 2005, the Corporation had outstanding 26,481,880 Class I shares and 3,490,202 Class II shares and 6,000,000 5.75% Cumulative Redeemable Preferred Shares Series 3.

At April 20, 2005, options to purchase 930,250 Class I shares were outstanding.

BUSINESS RISKS

On February 16, 2005, the Kyoto Protocol came into effect. The Corporation is unable to determine what impact the protocol may have on its operations as the Government of Canada has not yet provided industry specific details for its 2005 Climate Change Plan. It is anticipated that the Corporation's power purchase arrangements ("PPA's") relating to its coal-fired generating plants will allow the Corporation to recover any increased costs associated with the implementation of the protocol.

A number of U.S. insurance companies are the subject of lawsuits and investigations into their business and accounting practices by the Attorney General of the State of New York and the U.S. Securities and Exchange Commission. Certain of these insurers provide a portion of the Corporation's insurance coverage. The Corporation is unable at this time to determine what impact, if any, these investigations may have on the ability of the insurers mentioned to pay any corporate insurance claims which may arise.

Regulated Operations

ATCO Electric, ATCO Gas and ATCO Pipelines are regulated primarily by the AEUB, which administers acts and regulations covering such matters as rates, financing, accounting, construction, operation and service area. The AEUB may approve interim rates, subject to final determination. These subsidiaries are subject to the normal risks faced by companies that are regulated. These risks include the approval by the AEUB of customer rates that permit a reasonable opportunity to recover on a timely basis the estimated costs of providing service, including a fair return on rate base. The Corporation's ability to recover the actual costs of providing service and to earn the approved rates of return depends on achieving the forecasts established in the rate-setting process.

Transfer of the Retail Energy Supply Businesses

Although ATCO Gas and ATCO Electric have transferred to DEML certain retail functions, including the supply of natural gas and electricity to customers and billing and customer care functions, the legal obligations of ATCO Gas and ATCO Electric remain if DEML fails to perform. In certain events (including where DEML fails to supply natural gas and/or electricity and ATCO Gas and/or ATCO Electric are ordered by the AEUB to do so), the

functions will revert to ATCO Gas and/or ATCO Electric with no refund of the transfer proceeds to DEML by ATCO Gas and/or ATCO Electric.

Centrica plc, DEML's parent, has provided a $300 million guarantee, supported by a $235 million letter of credit in respect of DEML's obligations to ATCO Gas, ATCO Electric and ATCO I-Tek Business Services in respect of the ongoing relationships contemplated under the transaction agreements. However, there can be no assurance that the coverage under these agreements will be adequate to cover all of the costs that could arise in the event of a reversion of such functions.

Canadian Utilities has provided a guarantee of ATCO Gas', ATCO Electric's and ATCO I-Tek Business Services' payment and indemnity obligations in respect of the ongoing relationships to DEML contemplated under the transaction agreements.

As a result of the agreements with DEML, ATCO Gas and ATCO Electric are no longer involved in arranging for the supply and sale of natural gas and electricity to customers, but will continue to own the assets and provide the transportation and distribution services under AEUB approved rates that provide for a recovery of costs of service and a fair return.

Late Payment Penalties on Utility Bills

As a result of recent decisions of the Supreme Court of Canada in Garland vs. Consumers' Gas Co., the imposition of late payment penalties on utility bills has been called into question. The Corporation is unable to determine at this time the impact, if any, that these decisions will have on the Corporation.

Alberta Power (2000)

As a result of unprecedented drought conditions, the water levels in the cooling pond used by the Battle River generating plant in its production of electricity had fallen to all-time lows in early 2003 and in 2004 and the Corporation was forced to curtail production of electricity. Water levels in the cooling pond have returned to normal for this time of year and there has been no curtailment of production to date in 2005.

Non-Regulated Operations

ATCO Power and ATCO Resources

Alberta Power Pool electricity prices, natural gas prices and related spark spreads can be very volatile, as shown in the following graph, which illustrates a range of prices experienced during the period January 2000 to March 2005.


Alberta Power Pool Prices, Natural Gas Prices and Spark Spreads
Alberta Power Pool Price & Spark Spread ($/Megawatt hour)
$300
$250
$200
$150
$100
$50
$0
($50)
$15.00
$12.50
$10.00
$7.50
$5.00
$2.50
$0.00
($2.50)
Natural Gas Price ($/Gigajoule)
Jan-00 Mar-00 May-00 Jul-00 Sep-00 Nov-00 Jan-01 Mar-01 May-01 Jul-01 Sep-01 Nov-01 Jan-02 Mar-02 May-02 Jul-02 Sep-02 Nov-02 Jan-03 Mar-03 May-03 Jul-03 Sep-03 Nov-03 Jan-04 Mar-04 May-04 Jul-04 Sep-04 Nov-04 Jan-05 Mar-05
Month
Alberta Power Pool Price
Spark Spread
Natural Gas Price


Alberta Power Pool Prices and Spark Spreads
Alberta Power Pool Price & Spark Spread ($/Megawatt hour)
$80
$70
$60
$50
$40
$30
$20
$10
$0
($10)
First Quarter 2004
Second Quarter 2004
Third Quarter 2004
Fourth Quarter 2004
First Quarter 2005
Alberta Power Pool Price
Spark Spread

Changes in Alberta Power Pool electricity prices, natural gas prices and related spark spreads may have a significant impact on the Corporation's earnings and cash flow from operations in the future. It is the Corporation's policy to continually monitor the status of its non-regulated electrical generating capacity that is not subject to long term commitments.

CRITICAL ACCOUNTING ESTIMATES

Employee Future Benefits

The expected long term rate of return on plan assets is determined at the beginning of the year on the basis of the long bond yield rate at the beginning of the year plus an equity and management premium that reflects the plan asset mix. Actual balanced fund performance over a longer period suggests that this premium is about 1%, which, when

added to the long bond yield rate of 5.9% at the beginning of 2005, resulted in an expected long term rate of return of 6.9% for 2005. This methodology is supported by actuarial guidance on long term asset return assumptions for the Corporation's defined benefit pension plans, taking into account asset class returns, normal equity risk premiums, and asset diversification effect on portfolio returns.

Expected return on plan assets for the year is calculated by applying the expected long term rate of return to the market related value of plan assets, which is the average of the market value of plan assets at the end of the preceding three years.

The liability discount rate reflects market interest rates on high quality corporate bonds that match the timing and amount of expected benefit payments. The liability discount rate used to calculate the cost of benefit obligations for the three months ended March 31, 2005, was 5.9%, the same rate that was used at the end of 2004.

The expected long term rate of return has declined over the past four years, from 8.1% in 2001 to 6.9% in the three months ended March 31, 2005. The result has been a decrease in the expected return on plan assets. The difference between the expected return and the actual return on plan assets results in an experience gain or loss on plan assets. The liability discount rate has also declined over the same period, from 6.9% at the end of 2001 to 5.9% at March 31, 2005. The effect of this change has been to increase the accrued benefit obligations, resulting in experience losses in 2002, 2003 and 2004. In accordance with the Corporation's accounting policy to amortize cumulative experience gains and losses in excess of 10 percent of the greater of the accrued benefit obligations or the market value of plan assets, the Corporation began amortizing a portion of the cumulative experience losses in 2003 for both pension benefit plans and other post employment benefit plans and continued this amortization during the three months ended March 31, 2005.

The assumed annual health care cost trend rate increases used in measuring the accumulated post employment benefit obligations in the three months ended March 31, 2005, are as follows: for drug costs, 9.3% starting in 2005 grading down over 8 years to 4.5%, and for other medical and dental costs, 4.0% for 2005 and thereafter. Combined with higher claims experience, the effect of these changes has been to increase the costs of other post employment benefits.

The effect of changes in these estimates and assumptions is mitigated by an AEUB decision to record the costs of employee future benefits when paid rather than accrued. Therefore, a significant portion of the benefit plans expense or income is unrecognized by the regulated operations, excluding Alberta Power (2000).

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2005, the Corporation prospectively adopted the Canadian Institute of Chartered Accountants ("CICA") guideline pertaining to the consolidation of variable interest entities. The guideline requires the Corporation to identify variable interest entities in which it has an interest, determine whether it is the primary beneficiary of such entities, and, if so, to consolidate them. This change in accounting had no effect on the consolidated financial statements for the three months ended March 31, 2005.

Effective January 1, 2005, the Corporation retroactively adopted the CICA recommendations pertaining to the classification of retractable or mandatorily redeemable shares. The recommendations require the Corporation to classify a contractual obligation as a liability when the number of the Corporation's own shares required to settle the obligation varies with changes in their fair value so that the Corporation may have to deliver more or fewer of its shares than would have been the case at the date of entering into the obligation. The Series 3 Preferred Shares represent such an obligation in that each Series 3 Preferred Share will on and after December 1, 2011, be convertible at the option of the owner into that number of the Corporation's Class I shares determined by dividing $25.00 together with all accrued and unpaid dividends by the greater of $2.00 and 95% of the then current market price of the Class I shares. Consequently, the equity preferred shares have been reclassified to preferred shares in the balance sheet and the dividends on equity preferred shares have been reclassified to dividends on preferred shares in the statement of earnings.

April 20, 2005

ATCO LTD.
CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS
(Millions of Canadian Dollars except per share data)

	Note	Three Months Ended March 31 2005	2004
		(Unaudited)	
Revenues	2	$ **814.6**	$1,226.4
Costs and expenses			
Natural gas supply	2	**129.2**	563.7
Purchased power	2	**12.5**	45.6
Operation and maintenance		**287.9**	256.4
Selling and administrative		**49.1**	49.6
Depreciation and amortization		**87.6**	80.8
Interest		**41.8**	39.7
Interest on non-recourse long term debt		**15.8**	13.5
Dividends on preferred shares	1	**2.2**	2.2
Franchise fees		**52.6**	49.8
		678.7	1,101.3
		135.9	125.1
Interest and other income		**8.6**	6.8
Earnings before income taxes and non-controlling interests		**144.5**	131.9
Income taxes		**54.3**	48.9
		90.2	83.0
Non-controlling interests		**47.6**	44.8
Earnings attributable to Class I and Class II shares		**42.6**	38.2
Retained earnings at beginning of period		**1,101.0**	990.4
		1,143.6	1,028.6
Dividends on Class I and Class II shares		**11.4**	10.4
Retained earnings at end of period		**$1,132.2**	$1,018.2
Earnings per Class I and Class II share	4	$ **1.42**	$ 1.28
Diluted earnings per Class I and Class II share	4	$ **1.40**	$ 1.26
Dividends paid per Class I and Class II share		$ **0.38**	$ 0.35

ATCO LTD.
CONSOLIDATED BALANCE SHEET
(Millions of Canadian Dollars)

	Note	March 31 2005	March 31 2004	December 31 2004
		(Unaudited)		*(Audited)*
ASSETS				
Current assets				
Cash and short term investments	7	**$ 991.7**	$ 794.8	$ 760.9
Accounts receivable		**460.8**	568.2	430.8
Inventories		**73.2**	63.7	189.4
Future income taxes		**0.3**	0.9	0.3
Prepaid expenses		**27.0**	25.9	26.8
		1,553.0	1,453.5	1,408.2
Property, plant and equipment		**5,413.5**	5,203.9	5,407.7
Goodwill		**71.2**	71.2	71.2
Security deposits for debt		**22.8**	24.1	23.1
Other assets		**131.5**	143.0	129.3
		$7,192.0	$6,895.7	$7,039.5
LIABILITIES AND SHARE OWNERS' EQUITY				
Current liabilities				
Bank indebtedness		**$ 11.9**	$ 8.1	$ 11.2
Accounts payable and accrued liabilities		**368.9**	461.5	340.3
Income taxes payable		**32.2**	15.9	42.6
Deferred natural gas cost recoveries		**0.9**	10.1	0.9
Deferred electricity cost recoveries		**8.3**	28.5	11.7
Long term debt due within one year		**4.7**	1.8	5.9
Non-recourse long term debt due within one year		**55.7**	48.8	55.8
		482.6	574.7	468.4
Future income taxes		**221.7**	235.8	237.6
Deferred credits	7	**241.2**	137.2	163.0
Long term debt		**2,256.8**	2,084.4	2,215.3
Non-recourse long term debt		**878.2**	950.0	899.7
Preferred shares	1	**150.0**	150.0	150.0
Non-controlling interests		**1,683.7**	1,599.7	1,660.9
Class I and Class II share owners' equity				
Class I and Class II shares	4	**145.5**	139.2	144.2
Contributed surplus		**0.8**	0.6	0.7
Retained earnings		**1,132.2**	1,018.2	1,101.0
Foreign currency translation adjustment		**(0.7)**	5.9	(1.3)
		1,277.8	1,163.9	1,244.6
		$7,192.0	$6,895.7	$7,039.5

ATCO LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS
(Millions of Canadian Dollars)

	Note	Three Months Ended March 31 2005	2004
		(Unaudited)	
Operating activities			
Earnings attributable to Class I and Class II shares		**$ 42.6**	$ 38.2
Adjustments for:			
Depreciation and amortization		**87.6**	80.8
Future income taxes		**3.1**	(0.6)
Non-controlling interests		**47.6**	44.8
Deferred availability incentives		**6.1**	8.1
TXU Europe settlement - net of income taxes	7	**57.1**	-
Other		**2.9**	4.4
Cash flow from operations		**247.0**	175.7
Changes in non-cash working capital		**126.8**	161.3
		373.8	337.0
Investing activities			
Purchase of property, plant and equipment		**(104.5)**	(131.5)
Proceeds on disposal of property, plant and equipment		**1.1**	2.8
Contributions by utility customers for extensions to plant		**9.4**	16.8
Non-current deferred electricity costs		**(6.3)**	(9.7)
Changes in non-cash working capital		**(27.4)**	(9.8)
Other		**(0.4)**	(3.0)
		(128.1)	(134.4)
Financing activities			
Issue of long term debt		**44.6**	242.8
Issue of non-recourse long term debt		**-**	7.8
Repayment of long term debt		**(5.3)**	(0.8)
Repayment of non-recourse long term debt		**(19.9)**	(18.9)
Issue of Class A shares by subsidiary		**1.4**	1.0
Issue of Class I shares		**1.3**	0.3
Dividends paid to Class I and Class II share owners		**(11.4)**	(10.4)
Dividends paid to non-controlling interests		**(25.8)**	(25.1)
Changes in non-cash working capital		**1.2**	1.5
Other		**(0.4)**	(2.4)
		(14.3)	195.8
Foreign currency translation		**(1.3)**	2.0
Cash position (1)			
Increase		**230.1**	400.4
Beginning of period		**749.7**	386.3
End of period		**$ 979.8**	$ 786.7

(1) Cash position consists of cash and short term investments less current bank indebtedness, and includes $136.2 million (2004 - $66.7 million) which is only available for use in joint ventures (see Note 7).

ATCO LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005
(Unaudited, Tabular amounts in millions of Canadian dollars)

1. Financial statement presentation

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and should be read in conjunction with the consolidated financial statements and related notes included in the Corporation's Financial Information contained in its 2004 Annual Report. These interim financial statements have been prepared using the same accounting policies as used in the financial statements for the year ended December 31, 2004, except as described below.

Effective January 1, 2005, the Corporation prospectively adopted the Canadian Institute of Chartered Accountants ("CICA") guideline pertaining to the consolidation of variable interest entities. The guideline requires the Corporation to identify variable interest entities in which it has an interest, determine whether it is the primary beneficiary of such entities, and, if so, to consolidate them. This change in accounting had no effect on the consolidated financial statements for the three months ended March 31, 2005.

Effective January 1, 2005, the Corporation retroactively adopted the CICA recommendations pertaining to the classification of retractable or mandatorily redeemable shares. The recommendations require the Corporation to classify a contractual obligation as a liability when the number of the Corporation's own shares required to settle the obligation varies with changes in their fair value so that the Corporation may have to deliver more or fewer of its shares than would have been the case at the date of entering into the obligation. The Series 3 preferred shares represent such an obligation in that each Series 3 preferred share will on and after December 1, 2011 be convertible at the option of the owner into that number of the Corporation's Class I Non-Voting shares determined by dividing $25.00 together with all accrued and unpaid dividends by the greater of $2.00 and 95% of the then current market price of the Class I Non-Voting shares. Consequently, the equity preferred shares have been reclassified to preferred shares in the balance sheet and the dividends on equity preferred shares have been reclassified to dividends on preferred shares in the statement of earnings.

Due to the seasonal nature of the Corporation's operations, changes in electricity prices in Alberta and the timing of rate decisions, the consolidated statements of earnings and retained earnings for the three months ended March 31, 2005 and March 31, 2004 are not necessarily indicative of operations on an annual basis.

Certain comparative figures have been reclassified to conform to the current presentation.

2. Transfer of retail energy supply businesses

On May 4, 2004, ATCO Gas and ATCO Electric transferred their retail energy supply businesses to Direct Energy Marketing Limited and one of its affiliates (collectively "DEML"), a subsidiary of Centrica plc. Proceeds of the transfer were $90 million, of which $45 million was paid at closing, with the remainder to be paid on May 4, 2005. Net proceeds, after adjustments related to legal, transition and other deferred costs pertaining to the transfer of the retail energy supply businesses, resulted in a gain of $63.3 million before income taxes of $8.2 million and non-controlling interests of $26.6 million and increased earnings by $28.5 million for the three months ended June 30, 2004 and for the year ended December 31, 2004.

The Corporation's revenues and natural gas supply and purchased power costs after May 4, 2004 were reduced accordingly for 2004 and thereafter. Subsequent to May 4, 2004, ATCO Gas continued to purchase natural gas on behalf of DEML until the transfer of the relevant ATCO Gas natural gas purchase contracts to DEML was completed in September 2004. There will be no ongoing impact on earnings resulting from the transfer of these businesses as natural gas and electricity have historically been sold to customers on a "no-margin" basis. ATCO Gas and ATCO Electric continue to own and operate the natural gas and electricity distribution systems used to deliver energy.

3. ATCOR Resources Ltd. income tax reassessment

On March 3, 2005, the Supreme Court of Canada dismissed the Corporation's application for leave to appeal and decided not to hear the Corporation's appeal of a $6.7 million income tax reassessment relating to its 1996 disposal of ATCOR Resources Ltd. ("ATCOR").

In 2001, the Corporation received and paid an income tax reassessment of $8.4 million relating to the 1996 disposal of ATCOR. The Corporation did not agree with this reassessment and appealed the matter to the courts.

In August 2003, the Corporation was successful in its appeal to the Tax Court of Canada. The Federal Government appealed the Tax Court's decision to the Federal Court of Appeal, which issued a decision on June 18, 2004 in favor of the Corporation for $1.7 million of the $8.4 million reassessment. The Federal Government did not appeal the Federal Court of Appeal's decision to the Supreme Court of Canada. The Corporation completed its application for leave to appeal the Federal Court of Appeal's decision to the Supreme Court of Canada in October 2004.

Due to the uncertainty as to whether the Supreme Court of Canada would hear the Corporation's appeal, the Corporation charged $6.7 million to earnings in its 2004 consolidated financial statements. Therefore, there will be no effect to the Corporation's 2005 consolidated financial statements as a result of the Supreme Court of Canada's decision to not hear the Corporation's appeal.

4. Class I and Class II shares

There were 26,472,080 (2004 – 26,298,881) Class I Non-Voting shares and 3,490,202 (2004 – 3,506,801) Class II Voting shares outstanding on March 31, 2005. In addition, there were 946,050 options to purchase Class I Non-Voting shares outstanding at March 31, 2005 under the Corporation's stock option plan. From April 1, 2005, to April 20, 2005, no stock options were granted, 9,800 stock options were exercised, 6,000 stock options were cancelled and no Class I Non-Voting shares have been purchased under the Corporation's normal course issuer bid.

The average number of shares used to calculate earnings per share are as follows:

	Three Months Ended March 31	
	2005	2004
Weighted average shares outstanding	**29,938,675**	29,803,997
Effect of dilutive stock options	**365,756**	453,490
Weighted average dilutive shares outstanding	**30,304,431**	30,257,487

5. Employee future benefits

In the three months ended March 31, 2005, net expense of $2.5 million (2004 – $0.5 million) was recognized for pension benefit plans and net expense of $1.2 million (2004 – $0.8 million) was recognized for other post employment benefit plans.

6. Segmented information

Segmented results – Three months ended March 31

2005 2004	Utilities	Power Generation	Global Enterprises	Industrials	Corporate and Other	Intersegment Eliminations	Consolidated
Revenues – external	**$ 428.1** $ 879.5	**$ 195.0** $ 173.2	**$132.3** $124.1	**$ 58.2** $ 48.7	**$ 1.0** $ 0.9	**$ -** $ -	**$ 814.6** $1,226.4
Revenues – intersegment	**4.1** 4.8	**-** -	**25.8** 151.6	**-** -	**3.1** 3.0	**(33.0)** (159.4)	**-** -
Revenues	**$ 432.2** $ 884.3	**$ 195.0** $ 173.2	**$158.1** $275.7	**$ 58.2** $ 48.7	**$ 4.1** $ 3.9	**$ (33.0)** $(159.4)	**$ 814.6** $1,226.4
Earnings attributable to Class I and Class II shares	**$ 23.0** $ 25.9	**$ 11.7** $ 8.6	**$ 9.2** $ 5.5	**$ 4.2** $ 3.5	**$ (5.4)** $ (5.8)	**$ (0.1)** $ 0.5	**$ 42.6** $ 38.2
Total assets	**$3,382.4** $3,332.0	**$2,531.4** $2,467.5	**$298.6** $280.6	**$221.5** $164.2	**$677.7** $587.3	**$ 80.4** $ 64.1	**$7,192.0** $6,895.7
Allocation of goodwill	**$ 46.5** $ 46.5	**$ 23.1** $ 23.1	**$ 1.6** $ 1.6	**$ -** $ -	**$ -** $ -	**$ -** $ -	**$ 71.2** $ 71.2

7. TXU Europe settlement

On November 19, 2002, an administration order was issued by an English Court against TXU Europe Energy Trading Limited which had a long term "off take" agreement for 27.5% of the power produced by the 1,000 megawatt Barking generating plant in London, England, in which the Corporation, through Barking Power Limited ("Barking Power"), has a 25.5% equity interest. Barking Power filed a claim for damages for breach of contract related to TXU Europe's obligations to purchase 27.5% of the power produced by the Barking generating plant. Following negotiations with the administrators, an agreement has now been reached with respect to Barking Power's claim.

On March 30, 2005, the Corporation announced that Barking Power will receive £179.3 million (approximately $410 million) in settlement of its claim, of which the Corporation's share is approximately $104 million. Barking Power received a first distribution of £112.3 million (approximately $257 million) on March 30, 2005, of which the Corporation's share was $65.4 million, and expects to receive further distributions later this year and in the first quarter of 2006. The Corporation's share of this settlement is expected to generate earnings after income taxes and non-controlling interests of approximately $35 million, which will be recognized over the remaining term of the TXU contract to September 30, 2010, at approximately $5.5 million per year.

Printed in Canada

FILE NO. 82-34745

ATCO

GROUP

ATCO LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2005

ATCO LTD.
CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS
(Millions of Canadian Dollars except per share data)

	Note	Three Months Ended March 31 2005	2004
		(Unaudited)	
Revenues	2	**$ 814.6**	$1,226.4
Costs and expenses			
Natural gas supply	2	**129.2**	563.7
Purchased power	2	**12.5**	45.6
Operation and maintenance		**287.9**	256.4
Selling and administrative		**49.1**	49.6
Depreciation and amortization		**87.6**	80.8
Interest		**41.8**	39.7
Interest on non-recourse long term debt		**15.8**	13.5
Dividends on preferred shares	1	**2.2**	2.2
Franchise fees		**52.6**	49.8
		678.7	1,101.3
		135.9	125.1
Interest and other income		**8.6**	6.8
Earnings before income taxes and non-controlling interests		**144.5**	131.9
Income taxes		**54.3**	48.9
		90.2	83.0
Non-controlling interests		**47.6**	44.8
Earnings attributable to Class I and Class II shares		**42.6**	38.2
Retained earnings at beginning of period		**1,101.0**	990.4
		1,143.6	1,028.6
Dividends on Class I and Class II shares		**11.4**	10.4
Retained earnings at end of period		**$1,132.2**	$1,018.2
Earnings per Class I and Class II share	4	**$ 1.42**	$ 1.28
Diluted earnings per Class I and Class II share	4	**$ 1.40**	$ 1.26
Dividends paid per Class I and Class II share		**$ 0.38**	$ 0.35

ATCO LTD.
CONSOLIDATED BALANCE SHEET
(Millions of Canadian Dollars)

	Note	March 31 2005	March 31 2004	December 31 2004
		(Unaudited)		*(Audited)*
ASSETS				
Current assets				
Cash and short term investments	7	**$ 991.7**	$ 794.8	$ 760.9
Accounts receivable		**460.8**	568.2	430.8
Inventories		**73.2**	63.7	189.4
Future income taxes		**0.3**	0.9	0.3
Prepaid expenses		**27.0**	25.9	26.8
		1,553.0	1,453.5	1,408.2
Property, plant and equipment		**5,413.5**	5,203.9	5,407.7
Goodwill		**71.2**	71.2	71.2
Security deposits for debt		**22.8**	24.1	23.1
Other assets		**131.5**	143.0	129.3
		$7,192.0	$6,895.7	$7,039.5
LIABILITIES AND SHARE OWNERS' EQUITY				
Current liabilities				
Bank indebtedness		**$ 11.9**	$ 8.1	$ 11.2
Accounts payable and accrued liabilities		**368.9**	461.5	340.3
Income taxes payable		**32.2**	15.9	42.6
Deferred natural gas cost recoveries		**0.9**	10.1	0.9
Deferred electricity cost recoveries		**8.3**	28.5	11.7
Long term debt due within one year		**4.7**	1.8	5.9
Non-recourse long term debt due within one year		**55.7**	48.8	55.8
		482.6	574.7	468.4
Future income taxes		**221.7**	235.8	237.6
Deferred credits	7	**241.2**	137.2	163.0
Long term debt		**2,256.8**	2,084.4	2,215.3
Non-recourse long term debt		**878.2**	950.0	899.7
Preferred shares	1	**150.0**	150.0	150.0
Non-controlling interests		**1,683.7**	1,599.7	1,660.9
Class I and Class II share owners' equity				
Class I and Class II shares	4	**145.5**	139.2	144.2
Contributed surplus		**0.8**	0.6	0.7
Retained earnings		**1,132.2**	1,018.2	1,101.0
Foreign currency translation adjustment		**(0.7)**	5.9	(1.3)
		1,277.8	1,163.9	1,244.6
		$7,192.0	$6,895.7	$7,039.5

ATCO LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS
(Millions of Canadian Dollars)

	Note	Three Months Ended March 31	
		2005	2004
		(Unaudited)	
Operating activities			
Earnings attributable to Class I and Class II shares		**$ 42.6**	$ 38.2
Adjustments for:			
Depreciation and amortization		**87.6**	80.8
Future income taxes		**3.1**	(0.6)
Non-controlling interests		**47.6**	44.8
Deferred availability incentives		**6.1**	8.1
TXU Europe settlement - net of income taxes	7	**57.1**	-
Other		**2.9**	4.4
Cash flow from operations		**247.0**	175.7
Changes in non-cash working capital		**126.8**	161.3
		373.8	337.0
Investing activities			
Purchase of property, plant and equipment		**(104.5)**	(131.5)
Proceeds on disposal of property, plant and equipment		**1.1**	2.8
Contributions by utility customers for extensions to plant		**9.4**	16.8
Non-current deferred electricity costs		**(6.3)**	(9.7)
Changes in non-cash working capital		**(27.4)**	(9.8)
Other		**(0.4)**	(3.0)
		(128.1)	(134.4)
Financing activities			
Issue of long term debt		**44.6**	242.8
Issue of non-recourse long term debt		**-**	7.8
Repayment of long term debt		**(5.3)**	(0.8)
Repayment of non-recourse long term debt		**(19.9)**	(18.9)
Issue of Class A shares by subsidiary		**1.4**	1.0
Issue of Class I shares		**1.3**	0.3
Dividends paid to Class I and Class II share owners		**(11.4)**	(10.4)
Dividends paid to non-controlling interests		**(25.8)**	(25.1)
Changes in non-cash working capital		**1.2**	1.5
Other		**(0.4)**	(2.4)
		(14.3)	195.8
Foreign currency translation		**(1.3)**	2.0
Cash position [(1)]			
Increase		**230.1**	400.4
Beginning of period		**749.7**	386.3
End of period		**$ 979.8**	$ 786.7

[(1)] Cash position consists of cash and short term investments less current bank indebtedness, and includes $136.2 million (2004 - $66.7 million) which is only available for use in joint ventures (see Note 7).

ATCO LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005
(Unaudited, Tabular amounts in millions of Canadian dollars)

1. Financial statement presentation

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and should be read in conjunction with the consolidated financial statements and related notes included in the Corporation's Financial Information contained in its 2004 Annual Report. These interim financial statements have been prepared using the same accounting policies as used in the financial statements for the year ended December 31, 2004, except as described below.

Effective January 1, 2005, the Corporation prospectively adopted the Canadian Institute of Chartered Accountants ("CICA") guideline pertaining to the consolidation of variable interest entities. The guideline requires the Corporation to identify variable interest entities in which it has an interest, determine whether it is the primary beneficiary of such entities, and, if so, to consolidate them. This change in accounting had no effect on the consolidated financial statements for the three months ended March 31, 2005.

Effective January 1, 2005, the Corporation retroactively adopted the CICA recommendations pertaining to the classification of retractable or mandatorily redeemable shares. The recommendations require the Corporation to classify a contractual obligation as a liability when the number of the Corporation's own shares required to settle the obligation varies with changes in their fair value so that the Corporation may have to deliver more or fewer of its shares than would have been the case at the date of entering into the obligation. The Series 3 preferred shares represent such an obligation in that each Series 3 preferred share will on and after December 1, 2011 be convertible at the option of the owner into that number of the Corporation's Class I Non-Voting shares determined by dividing $25.00 together with all accrued and unpaid dividends by the greater of $2.00 and 95% of the then current market price of the Class I Non-Voting shares. Consequently, the equity preferred shares have been reclassified to preferred shares in the balance sheet and the dividends on equity preferred shares have been reclassified to dividends on preferred shares in the statement of earnings.

Due to the seasonal nature of the Corporation's operations, changes in electricity prices in Alberta and the timing of rate decisions, the consolidated statements of earnings and retained earnings for the three months ended March 31, 2005 and March 31, 2004 are not necessarily indicative of operations on an annual basis.

Certain comparative figures have been reclassified to conform to the current presentation.

2. Transfer of retail energy supply businesses

On May 4, 2004, ATCO Gas and ATCO Electric transferred their retail energy supply businesses to Direct Energy Marketing Limited and one of its affiliates (collectively "DEML"), a subsidiary of Centrica plc. Proceeds of the transfer were $90 million, of which $45 million was paid at closing, with the remainder to be paid on May 4, 2005. Net proceeds, after adjustments related to legal, transition and other deferred costs pertaining to the transfer of the retail energy supply businesses, resulted in a gain of $63.3 million before income taxes of $8.2 million and non-controlling interests of $26.6 million and increased earnings by $28.5 million for the three months ended June 30, 2004 and for the year ended December 31, 2004.

The Corporation's revenues and natural gas supply and purchased power costs after May 4, 2004 were reduced accordingly for 2004 and thereafter. Subsequent to May 4, 2004, ATCO Gas continued to purchase natural gas on behalf of DEML until the transfer of the relevant ATCO Gas natural gas purchase contracts to DEML was completed in September 2004. There will be no ongoing impact on earnings resulting from the transfer of these businesses as natural gas and electricity have historically been sold to customers on a "no-margin" basis. ATCO Gas and ATCO Electric continue to own and operate the natural gas and electricity distribution systems used to deliver energy.

3. ATCOR Resources Ltd. income tax reassessment

On March 3, 2005, the Supreme Court of Canada dismissed the Corporation's application for leave to appeal and decided not to hear the Corporation's appeal of a $6.7 million income tax reassessment relating to its 1996 disposal of ATCOR Resources Ltd. ("ATCOR").

In 2001, the Corporation received and paid an income tax reassessment of $8.4 million relating to the 1996 disposal of ATCOR. The Corporation did not agree with this reassessment and appealed the matter to the courts.

In August 2003, the Corporation was successful in its appeal to the Tax Court of Canada. The Federal Government appealed the Tax Court's decision to the Federal Court of Appeal, which issued a decision on June 18, 2004 in favor of the Corporation for $1.7 million of the $8.4 million reassessment. The Federal Government did not appeal the Federal Court of Appeal's decision to the Supreme Court of Canada. The Corporation completed its application for leave to appeal the Federal Court of Appeal's decision to the Supreme Court of Canada in October 2004.

Due to the uncertainty as to whether the Supreme Court of Canada would hear the Corporation's appeal, the Corporation charged $6.7 million to earnings in its 2004 consolidated financial statements. Therefore, there will be no effect to the Corporation's 2005 consolidated financial statements as a result of the Supreme Court of Canada's decision to not hear the Corporation's appeal.

4. Class I and Class II shares

There were 26,472,080 (2004 – 26,298,881) Class I Non-Voting shares and 3,490,202 (2004 – 3,506,801) Class II Voting shares outstanding on March 31, 2005. In addition, there were 946,050 options to purchase Class I Non-Voting shares outstanding at March 31, 2005 under the Corporation's stock option plan. From April 1, 2005, to April 20, 2005, no stock options were granted, 9,800 stock options were exercised, 6,000 stock options were cancelled and no Class I Non-Voting shares have been purchased under the Corporation's normal course issuer bid.

The average number of shares used to calculate earnings per share are as follows:

	Three Months Ended March 31	
	2005	2004
Weighted average shares outstanding	**29,938,675**	29,803,997
Effect of dilutive stock options	**365,756**	453,490
Weighted average dilutive shares outstanding	**30,304,431**	30,257,487

5. Employee future benefits

In the three months ended March 31, 2005, net expense of $2.5 million (2004 – $0.5 million) was recognized for pension benefit plans and net expense of $1.2 million (2004 – $0.8 million) was recognized for other post employment benefit plans.

6. Segmented information

Segmented results – Three months ended March 31

2005 2004	Utilities	Power Generation	Global Enterprises	Industrials	Corporate and Other	Intersegment Eliminations	Consolidated
Revenues – external	**$ 428.1**	**$ 195.0**	**$132.3**	**$ 58.2**	**$ 1.0**	**$ -**	**$ 814.6**
	$ 879.5	$ 173.2	$124.1	$ 48.7	$ 0.9	$ -	$1,226.4
Revenues – intersegment	**4.1**	**-**	**25.8**	**-**	**3.1**	**(33.0)**	**-**
	4.8	-	151.6	-	3.0	(159.4)	-
Revenues	**$ 432.2**	**$ 195.0**	**$158.1**	**$ 58.2**	**$ 4.1**	**$ (33.0)**	**$ 814.6**
	$ 884.3	$ 173.2	$275.7	$ 48.7	$ 3.9	$(159.4)	$1,226.4
Earnings attributable to Class I and Class II shares	**$ 23.0**	**$ 11.7**	**$ 9.2**	**$ 4.2**	**$ (5.4)**	**$ (0.1)**	**$ 42.6**
	$ 25.9	$ 8.6	$ 5.5	$ 3.5	$ (5.8)	$ 0.5	$ 38.2
Total assets	**$3,382.4**	**$2,531.4**	**$298.6**	**$221.5**	**$677.7**	**$ 80.4**	**$7,192.0**
	$3,332.0	$2,467.5	$280.6	$164.2	$587.3	$ 64.1	$6,895.7
Allocation of goodwill	**$ 46.5**	**$ 23.1**	**$ 1.6**	**$ -**	**$ -**	**$ -**	**$ 71.2**
	$ 46.5	$ 23.1	$ 1.6	$ -	$ -	$ -	$ 71.2

7. TXU Europe settlement

On November 19, 2002, an administration order was issued by an English Court against TXU Europe Energy Trading Limited which had a long term "off take" agreement for 27.5% of the power produced by the 1,000 megawatt Barking generating plant in London, England, in which the Corporation, through Barking Power Limited ("Barking Power"), has a 25.5% equity interest. Barking Power filed a claim for damages for breach of contract related to TXU Europe's obligations to purchase 27.5% of the power produced by the Barking generating plant. Following negotiations with the administrators, an agreement has now been reached with respect to Barking Power's claim.

On March 30, 2005, the Corporation announced that Barking Power will receive £179.3 million (approximately $410 million) in settlement of its claim, of which the Corporation's share is approximately $104 million. Barking Power received a first distribution of £112.3 million (approximately $257 million) on March 30, 2005, of which the Corporation's share was $65.4 million, and expects to receive further distributions later this year and in the first quarter of 2006. The Corporation's share of this settlement is expected to generate earnings after income taxes and non-controlling interests of approximately $35 million, which will be recognized over the remaining term of the TXU contract to September 30, 2010, at approximately $5.5 million per year.

FILE NO. 82-34745

ATCO

GROUP

ATCO Ltd.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2005

ATCO Ltd.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ("MD&A")

The following discussion and analysis of financial condition and results of operations of ATCO Ltd. (the "Corporation") should be read in conjunction with the Corporation's unaudited interim financial statements for the three months ended March 31, 2005, and the audited financial statements and management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2004 ("2004 MD&A"). Information contained in the 2004 MD&A that is not discussed in this document remains substantially unchanged. Additional information relating to the Corporation, including the Corporation's Annual Information Form, is available on SEDAR at www.sedar.com.

The equity securities of the Corporation consist of Class I Non-Voting Shares ("Class I shares") and Class II Voting Shares ("Class II shares").

The consolidated financial statements include the accounts of ATCO Ltd. and all of its subsidiaries. The principal subsidiaries are Canadian Utilities Limited ("Canadian Utilities"), of which ATCO Ltd. owns 39.9% of the Class A non-voting shares and 74.2% of the Class B common shares, for an aggregate ownership of 51.8%, and ATCO Structures Inc. ("ATCO Structures"), ATCO Noise Management Ltd. ("ATCO Noise Management") and ATCO Resources Ltd. ("ATCO Resources"), of which ATCO Ltd. owns 100% of the Class A non-voting and Class B common shares. Canadian Utilities has published its comparative financial statements and its management's discussion and analysis of financial condition and results of operations for three months ended March 31, 2005. Copies of these documents may be obtained upon request from the Corporate Secretary of Canadian Utilities at 1400 ATCO Centre, 909-11th Avenue S.W., Calgary, Alberta T2R 1N6 (telephone (403) 292-7500 or fax (403) 292-7623).

TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION

Certain statements contained in this MD&A constitute forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "plan", "estimate", "expect", "may", "will", "intend", "should", and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in the forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

In particular, this MD&A contains forward-looking statements pertaining to purchase obligations, planned capital expenditures, the impact of changes in government regulation, non-regulated generating capacity subject to long term contracts and Industrials Business Group market developments. The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of regulatory decisions, competitive factors in the industries in which the Corporation operates, prevailing economic conditions, and other factors, many of which are beyond the control of the Corporation.

BUSINESS OF THE CORPORATION

The Corporation's financial statements are consolidated from three Business Groups: Utilities, Power Generation and Global Enterprises. For the purposes of financial disclosure, industrial transactions (ATCO Structures and ATCO Noise Management) are accounted for as Industrials and corporate transactions are accounted for as Corporate and Other (refer to Note 6 to the unaudited interim financial statements for the three months ended March 31, 2005). Transactions between Business Groups are eliminated in all reporting of the Corporation's consolidated financial information.

TRANSFER OF THE RETAIL ENERGY SUPPLY BUSINESSES

On May 4, 2004, ATCO Gas and ATCO Electric transferred their retail energy supply businesses to Direct Energy Marketing Limited and one of its affiliates (collectively "DEML"), a subsidiary of Centrica plc ("Transfer of the Retail Energy Supply Businesses"). Proceeds of the transfer were $90 million, of which $45 million was paid at closing, with the remainder to be paid on May 4, 2005. Net proceeds, after adjustments related to legal, transition and other deferred costs pertaining to the transfer of the retail energy supply businesses, resulted in a gain of $63.3 million before income taxes of $8.2 million and non-controlling interests of $26.6 million and increased earnings by $28.5 million for the three months ended June 30, 2004, and for the year ended December 31, 2004.

The Corporation's revenues and natural gas supply and purchased power costs after May 4, 2004, were reduced accordingly for 2004 and thereafter. Subsequent to May 4, 2004, ATCO Gas continued to purchase natural gas on behalf of DEML, until the transfer of the relevant ATCO Gas natural gas purchase contracts to DEML was completed in September 2004. There will be no ongoing impact on earnings resulting from the transfer of these businesses as natural gas and electricity have historically been sold to customers on a "no-margin" basis. ATCO Gas and ATCO Electric continue to own and operate the natural gas and electricity distribution systems used to deliver energy.

TXU EUROPE SETTLEMENT

On November 19, 2002, an administration order was issued by an English Court against TXU Europe Energy Trading Limited which had a long term "off take" agreement for 27.5% of the power produced by the 1,000 megawatt Barking generating plant in London, England, in which the Corporation, through Barking Power Limited ("Barking Power"), has a 25.5% equity interest. Barking Power filed a claim for damages for breach of contract related to TXU Europe's obligations to purchase 27.5% of the power produced by the Barking generating plant. Following negotiations with the administrators, an agreement has now been reached with respect to Barking Power's claim. On March 30, 2005, the Corporation announced that Barking Power will receive £179.3 million (approximately $410 million) in settlement of its claim, of which the Corporation's share is approximately $104 million. Barking Power received a first distribution of £112.3 million (approximately $257 million) on March 30,

2005, of which the Corporation's share was $65.4 million, and expects to receive further distributions later this year and in the first quarter of 2006. The Corporation's share of this settlement is expected to generate earnings after income taxes and non-controlling interests of approximately $35 million, which will be recognized over the remaining term of the TXU contract to September 30, 2010, at approximately $5.5 million per year.

The Barking generating plant has continued to supply 725 megawatts of power under long term contracts with other purchasers. The 275 megawatts of power previously supplied to TXU Europe is currently being sold into the United Kingdom electricity market on a merchant basis under a one year marketing agreement expiring September 30, 2005.

SELECTED QUARTERLY INFORMATION

	For the Three Months Ended			
($ Millions except per share data)	Mar. 31	Jun. 30	Sep. 30	Dec. 31
		(unaudited)		
2005				
Revenues (1)	814.6	....	....	....
Earnings attributable to Class I and Class II shares (4) (5)	42.6	....	....	....
Earnings per Class I and Class II share (4) (5)	1.42	....	....	....
Diluted earnings per Class I and Class II share (4) (5)	1.40	....	....	....
2004				
Revenues (1)	1,226.4	731.2	597.0	716.4
Earnings attributable to Class I and Class II shares (2) (4) (5)	38.2	54.8	24.7	41.7
Earnings per Class I and Class II share (2) (4) (5)	1.28	1.84	0.83	1.40
Diluted earnings per Class I and Class II share (2) (4) (5)	1.26	1.82	0.83	1.38
2003				
Revenues	....	821.7	652.8	996.5
Earnings attributable to Class I and Class II shares (3) (4) (5)	....	20.1	22.5	42.5
Earnings per Class I and Class II share (3) (4) (5)	....	0.68	0.75	1.43
Diluted earnings per Class I and Class II share (3) (4) (5)	....	0.67	0.74	1.41

Notes:

(1) Includes the reduction in revenues from the Transfer of the Retail Energy Supply Businesses for the three months ended March 31, 2005, June 30, 2004, September 30, 2004 and December 31, 2004.

(2) Includes the impact of the Transfer of the Retail Energy Supply Businesses for the three months ended June 30, 2004.

(3) 2003 earnings attributable to Class I and Class II shares have been restated for retroactive changes in the methods of accounting for asset retirement obligations and stock based compensation.

(4) There were no discontinued operations or extraordinary items during these periods.

(5) Due to the seasonal nature of the Corporation's operations, changes in electricity prices in Alberta and the timing of rate decisions, earnings for any quarter are not necessarily indicative of operations on an annual basis.

(6) The above data has been prepared in accordance with Canadian generally accepted accounting principles and the reporting currency is the Canadian dollar.

RESULTS OF OPERATIONS

The principal factors that have caused variations in **revenues** and **earnings** over the eight most recently completed quarters disclosed in the 2004 MD&A remain substantially unchanged.

Consolidated Operations

Revenues for the three months ended March 31, 2005, decreased by $411.8 million to $814.6 million, primarily due to:

- lower sales of electricity and natural gas purchased for customers on a "no-margin" basis by ATCO Electric and ATCO Gas due to the Transfer of the Retail Energy Supply Businesses in May 2004;
- lower volumes of natural gas purchased and resold for natural gas liquids extraction in ATCO Midstream; and
- decreased business activity in ATCO Structures' operations in the United States.

This decrease was partially offset by:

- increased business activity in ATCO Structures' operations in Australia, Europe and Canada;
- improved performance in ATCO Power's United Kingdom ("U.K.") operations and the impact of the TXU Europe settlement;
- increased business activity, including work for new customers, in ATCO I-Tek; and
- operations at ATCO Power's and ATCO Resources' new 580 megawatt Brighton Beach generating plant commissioned in July 2004.

Earnings attributable to Class I and Class II shares for the three months ended March 31, 2005, increased by $4.4 million ($0.14 per share) to $42.6 million ($1.42 per share), primarily due to:

- improved earnings in ATCO Power's U.K. operations and the impact of the TXU Europe settlement;
- higher earnings and the impact of higher margins on natural gas liquids in ATCO Midstream;
- increased business activity, including work for new customers, in ATCO I-Tek; and
- increased business activity in ATCO Structures.

This increase was partially offset by:

- higher costs in ATCO Gas and ATCO Electric that are not reflected in current customer rates. ATCO Gas and ATCO Electric expect to file applications in the second quarter that will request the Alberta Energy and Utilities Board ("AEUB") to incorporate these higher costs in customer rates. At the same time, ATCO Gas and ATCO Electric intend to seek relief through the establishment of interim refundable rates designed to recover these costs pending a final AEUB decision.

Operating expenses (consisting of natural gas supply, purchased power, operation and maintenance, selling and administrative and franchise fee costs) for the three months ended March 31, 2005, decreased by $433.8 million to $531.3 million, primarily due to:

- lower costs of electricity and natural gas purchased for customers on a "no-margin" basis by ATCO Electric and ATCO Gas due to the Transfer of the Retail Energy Supply Businesses in May 2004; and
- lower volumes of natural gas purchased and resold for natural gas liquids extraction in ATCO Midstream.

This decrease was partially offset by:

- higher operating costs in ATCO Power's Barking generating plant and ATCO Power's and ATCO Resources' Scotford generating plant and operations at their Brighton Beach generating plant which was commissioned in July 2004; and
- increased business activity in ATCO Structures.

Depreciation and amortization expenses for the three months ended March 31, 2005, increased by $6.8 million to $87.6 million, primarily due to:

- capital additions in 2005 and 2004.

Interest expense for the three months ended March 31, 2005, increased by $4.4 million to $57.6 million, primarily due to:

- interest on non-recourse financings for ATCO Power's and ATCO Resources' new Brighton Beach generating plant commissioned in July 2004, and
- interest on new financings issued in 2004 to fund capital expenditures in Utilities operations.

Interest and other income for the three months ended March 31, 2005, increased by $1.8 million to $8.6 million, primarily due to:

- interest income on higher cash balances.

Income taxes for the three months ended March 31, 2005, increased by $5.4 million to $54.3 million, primarily due to:

- higher earnings.

The **interests of non-controlling share owners** for the three months ended March 31, 2005, increased by $2.8 million to $47.6 million, primarily due to:

- higher earnings in Canadian Utilities.

Segmented Information

Segmented revenues and earnings attributable to Class I and Class II shares for the three months ended March 31, 2005, were as follows:

	For the Three Months Ended March 31			
	Revenues		Earnings	
($ Millions)	**2005**	2004	**2005**	2004
	(unaudited)			
Utilities (1)	**432.2**	884.3	**23.0**	25.9
Power Generation	**195.0**	173.2	**11.7**	8.6
Global Enterprises	**158.1**	275.7	**9.2**	5.5
Industrials	**58.2**	48.7	**4.2**	3.5
Corporate and Other	**4.1**	3.9	**(5.4)**	(5.8)
Intersegment eliminations	**(33.0)**	(159.4)	**(0.1)**	0.5
Total	**814.6**	1,226.4	**42.6**	38.2

Note:
(1) Includes the reduction in revenues from the Transfer of the Retail Energy Supply Businesses for the three months ended March 31, 2005.

Utilities

Revenues from the Utilities Business Group for the three months ended March 31, 2005, decreased by $452.1 million to $432.2 million, primarily due to:

- lower sales of electricity and natural gas purchased for customers on a "no-margin" basis by ATCO Electric and ATCO Gas due to the Transfer of the Retail Energy Supply Businesses in May 2004;
- lower natural gas volumes purchased for ATCO Pipelines' customers as a result of customers moving from sales service (commodity and transportation revenues) to transportation service only contracts (transportation revenue); and
- warmer temperatures in ATCO Gas, which were 4.4% warmer than normal, compared to 1.0% warmer than normal for the corresponding period in 2004.

This decrease was partially offset by:

- customer additions in ATCO Gas.

Earnings for the three months ended March 31, 2005, decreased by $2.9 million to $23.0 million, primarily due to:

- higher costs in ATCO Gas and ATCO Electric that are not reflected in current customer rates. ATCO Gas and ATCO Electric expect to file applications in the second quarter that will request the AEUB to

incorporate these higher costs in customer rates. At the same time, ATCO Gas and ATCO Electric intend to seek relief through the establishment of interim refundable rates designed to recover these costs pending a final AEUB decision; and
- warmer temperatures in ATCO Gas.

This decrease was partially offset by:
- lower transmission costs in ATCO Pipelines; and
- customer additions in ATCO Gas.

Power Generation

Revenues from the Power Generation Business Group for the three months ended March 31, 2005, increased by $21.8 million to $195.0 million, primarily due to:
- improved performance in ATCO Power's United Kingdom ("U.K.") operations and the impact of the TXU Europe settlement; and
- operations at ATCO Power's and ATCO Resources' new 580 megawatt Brighton Beach generating plant commissioned in July 2004.

Earnings for the three months ended March 31, 2005, increased by $3.1 million to $11.7 million, primarily due to:
- improved earnings in ATCO Power's U.K. operations and the impact of the TXU Europe settlement; and
- operations at ATCO Power's and ATCO Resources' new 580 megawatt Brighton Beach generating plant commissioned in July 2004.

This increase was partially offset by:
- impact of a favorable one-time income tax adjustment from ATCO Power's and ATCO Resources' Brighton Beach generating plant in 2004; and
- decrease in ATCO Power's and ATCO Resources' earnings of $0.3 million due to lower prices on electricity sold to the Alberta Power Pool and the related spark spread.

Alberta Power Pool electricity prices for the three months ended March 31, 2005, averaged $46.00 per megawatt hour, compared to average prices of $48.81 per megawatt hour for the corresponding period in 2004. Natural gas prices for the three months ended March 31, 2005, averaged $6.54 per gigajoule, compared to average prices of $6.08 per gigajoule for the corresponding period in 2004. The consequence of lower electricity prices and higher natural gas prices was an average spark spread of ($3.05) per megawatt hour for the three months ended March 31, 2005, compared to $3.21 per megawatt hour for the corresponding period in 2004. The impact of the lower spark spreads was mitigated by lower generation volumes in 2005.

Spark spread is related to the difference between Alberta Power Pool electricity prices and the marginal cost of producing electricity from natural gas.

Changes in spark spread affect the results of approximately 370 megawatts of plant capacity owned in Alberta by ATCO Power and ATCO Resources out of a total world wide owned capacity of approximately 1,539 megawatts.

During the three months ended March 31, 2005, Alberta Power (2000)'s **deferred availability incentive** account increased by $6.0 million to $52.1 million. The increase was primarily due to additional availability incentive payments received for improved plant availability. During the three months ended March 31, 2005, the amortization of deferred availability incentives, recorded in revenues, increased by $0.1 million to $2.0 million.

Global Enterprises

Revenues from the Global Enterprises Business Group for the three months ended March 31, 2005, decreased by $117.6 million to $158.1 million, primarily due to:
- lower volumes of natural gas purchased in ATCO Midstream for ATCO Gas as a result of the Transfer of the Retail Energy Supply Businesses; and
- lower volumes of natural gas purchased and resold for natural gas liquids extraction in ATCO Midstream.

This decrease was partially offset by:

- increased business activity, including work for new customers, in ATCO I-Tek;
- increased business activity in ATCO Frontec; and
- higher prices received for natural gas liquids in ATCO Midstream.

Earnings for the three months ended March 31, 2005, increased by $3.7 million to $9.2 million, primarily due to:

- higher earnings and the impact of higher margins on natural gas liquids in ATCO Midstream; and
- increased business activity, including work for new customers, in ATCO I-Tek.

Industrials

Revenues from the Industrials segment for the three months ended March 31, 2005, increased by $9.5 million to $58.2 million, primarily due to:

- increased business activity in ATCO Structures' operations in Australia, Europe and Canada.

This increase was partially offset by:

- decreased business activity in ATCO Structures' operations in the United States.

Earnings for the three months ended March 31, 2005, increased by $0.7 million to $4.2 million, primarily due to:

- increased business activity in ATCO Structures.

Corporate and Other

Earnings for the three months ended March 31, 2005, increased by $0.4 million to ($5.4) million, primarily due to:

- decreased share appreciation rights expense due to changes in Canadian Utilities Limited Class A share and ATCO Ltd. Class I Non-Voting share prices since December 31, 2004.

This increase was partially offset by:

- higher general and administrative costs.

ATCOR Resources Ltd. Income Tax Reassessment

On March 3, 2005, the Supreme Court of Canada dismissed the Corporation's application for leave to appeal and decided not to hear the Corporation's appeal of a $6.7 million income tax reassessment relating to its 1996 disposal of ATCOR Resources Ltd. ("ATCOR").

In 2001, the Corporation received and paid an income tax reassessment of $8.4 million relating to the 1996 disposal of ATCOR. The Corporation did not agree with this reassessment and appealed the matter to the courts.

In August 2003, the Corporation was successful in its appeal to the Tax Court of Canada. The Federal Government appealed the Tax Court's decision to the Federal Court of Appeal, which issued a decision on June 18, 2004, in favor of the Corporation for $1.7 million of the $8.4 million reassessment. The Federal Government did not appeal the Federal Court of Appeal's decision to the Supreme Court of Canada. The Corporation completed its application for leave to appeal the Federal Court of Appeal's decision to the Supreme Court of Canada in October 2004.

Due to the uncertainty as to whether the Supreme Court of Canada would hear the Corporation's appeal, the Corporation charged $6.7 million to earnings in its 2004 consolidated financial statements. Therefore, there will be no effect to the Corporation's 2005 consolidated financial statements as a result of the Supreme Court of Canada's decision to not hear the Corporation's appeal.

REGULATORY MATTERS

Regulated operations are conducted by ATCO Electric and its subsidiaries, Northland Utilities (NWT), Northland Utilities (Yellowknife) and Yukon Electrical, the ATCO Gas and ATCO Pipelines divisions of ATCO Gas and

Pipelines Ltd. and the generating plants of Alberta Power (2000), all of which are wholly owned subsidiaries of Canadian Utilities' wholly owned subsidiary, CU Inc.

In July 2004, the AEUB issued its generic cost of capital decision. The decision established a standardized approach for each utility company regulated by the AEUB for determining the rate of return on common equity based upon a return of 9.60% on common equity. This rate of return will be adjusted annually by 75% of the change in long term Canada bond yield as forecast in the November Consensus Forecast, adjusted for the average difference between the 10 year and 30 year Canada bond yields for the month of October as reported in the National Post. This adjustment mechanism is the same as the National Energy Board uses in determining its formula based rate of return. The AEUB will undertake a review of this mechanism for the year 2009 or if the rate of return resulting from the formula is less than 7.6% or greater than 11.6%. The AEUB also noted that any party, at any time, could petition for a review of the adjustment formula if that party can demonstrate a material change in facts or circumstances.

The decision also established the appropriate capital structure for each utility regulated by the AEUB. The AEUB determined that any proposed changes to the approved capital structure which result from a material change in the investment risk of a utility will be addressed at utility specific rate applications.

In November 2004, the AEUB announced a generic return on common equity of 9.50% for 2005. The AEUB also announced that the 2005 generic return on equity would only apply to utilities which file rate applications in 2005. If no rate applications are filed, then existing return on common equity rates will continue to apply.

ATCO Electric

ATCO Electric expects to file a General Tariff Application for the 2005 and 2006 test years in the second quarter of 2005. ATCO Electric also expects to request that the 2005 rates be implemented on an interim refundable basis pending the AEUB's decision on the general tariff application. A decision from the AEUB on the general tariff application is not expected until late in 2005 or early in 2006.

ATCO Gas

ATCO Gas expects to file a General Rate Application for the 2005, 2006 and 2007 test years in the second quarter of 2005. ATCO Gas also expects to request that the 2005 rates be implemented on an interim refundable basis pending the AEUB's decision on the general rate application. A decision from the AEUB on the general rate application is not expected until late in 2005 or early in 2006.

In October 2001, the AEUB approved the sale by ATCO Gas of certain properties in the City of Calgary, known as the Calgary Stores Block, for $6.6 million (excluding costs of disposition) and allocated $4.1 million of the proceeds to customers and $1.8 million to ATCO Gas. In January 2004, the Alberta Court of Appeal overturned this decision and directed the AEUB to allocate $5.4 million of the proceeds to ATCO Gas. The City of Calgary has appealed this decision to the Supreme Court of Canada, which has also granted ATCO Gas leave to cross-appeal the decision. A hearing has been scheduled for May 11, 2005. Accordingly, ATCO Gas has not yet recorded the impact of the Alberta Court of Appeal decision.

In March 2004, the AEUB directed ATCO Gas to continue to reserve for the benefit of utility customers 16.7 petajoules of storage capacity at its Carbon storage facility for the 2004/2005 storage year, which ended on March 31, 2005, and allowed ATCO Midstream to continue to utilize the remaining uncontracted capacity at a rate of $0.45 per gigajoule, up from $0.41 per gigajoule. ATCO Gas has been granted leave to appeal this AEUB decision to the Alberta Court of Appeal. A hearing has been scheduled for June 17, 2005.

In July 2004, the AEUB initiated a written process to consider its role in regulating the operations of the Carbon storage facility.

ATCO Gas has determined that the Carbon storage operation is no longer required. Accordingly, in March 2005, ATCO Gas filed a letter with the AEUB in which it withdrew all evidence previously filed by it with respect to the 2005/2006 Carbon Storage Plan, thus providing notice that none of the related costs and revenues will form part of regulated operations on or after April 1, 2005. On March 23, 2005, the AEUB issued an interim order directing ATCO Gas to maintain the Carbon storage facility in rate base and authorizing a lease of the entire storage capacity to ATCO Midstream at a placeholder rate of $0.45 per gigajoule until otherwise determined by the AEUB.

ATCO Gas has filed an application with the AEUB to address, among other things, corrections required to historical transportation imbalances that have impacted ATCO Gas' deferred gas account. The application requests a recovery of approximately $11.3 million from ATCO Gas' south customers, and a refund of approximately $2.0 million to ATCO Gas' north customers. A decision from the AEUB is expected in the second quarter of 2005.

LIQUIDITY AND CAPITAL RESOURCES

A major portion of the Corporation's operating income and cash flow is generated from its utility operations. Canadian Utilities and its wholly owned subsidiary, CU Inc., use commercial paper borrowings and short term bank loans to provide flexibility in the timing and amounts of long term financing. ATCO Ltd. has received dividends from Canadian Utilities which have been more than sufficient to service debt requirements and pay dividends.

Cash flow from operations for the three months ended March 31, 2005, increased by $71.3 million to $247.0 million, primarily due to:

- impact of the TXU Europe settlement in ATCO Power; and
- increased earnings.

Investing for the three months ended March 31, 2005, decreased by $6.3 million to $128.1 million, primarily due to:

- lower capital expenditures.

This decrease was partially offset by:

- changes in non-cash working capital in respect of investing activities; and
- reduced contributions by utility customers for extensions to plant.

Capital expenditures for the three months ended March 31, 2005, decreased by $27.0 million to $104.5 million, primarily due to:

- lower investment in regulated electric transmission and non-regulated power generation projects.

This decrease was partially offset by:

- increased investment in regulated natural gas transportation and distribution projects.

During the three months ended March 31, 2005, the Corporation **issued**:

- $44.6 million of long term debt.

During the three months ended March 31, 2005, the Corporation **redeemed**:

- $5.3 million of long term debt; and
- $19.9 million of non-recourse long term debt.

These changes resulted in a **net debt increase** of $19.4 million.

Contractual obligations disclosed in the 2004 MD&A remain substantially unchanged as at March 31, 2005.

At March 31, 2005, the Corporation had the following credit lines that enable it to obtain funding for general corporate purposes.

	Total	**Used**	**Available**
		($ Millions)	
Long term committed	589.3	76.0	513.3
Short term committed	614.6	4.1	610.5
Uncommitted	114.2	28.5	85.7
Total	1,318.1	108.6	1,209.5

The amount and timing of future financings will depend on market conditions and the specific needs of the Corporation.

Future income tax liabilities of $221.7 million at March 31, 2005, are attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases. These differences result primarily from recognizing revenue and expenses in different years for financial and tax reporting purposes. Future income taxes will become payable when such differences are reversed through the settlement of liabilities and realization of assets.

On May 27, 2003, the Corporation commenced a **normal course issuer bid** for the purchase of up to 3% of the outstanding Class I shares. The bid expired on May 26, 2004. Over the life of the bid, 95,300 shares were purchased, of which 65,300 were purchased in 2003 and 30,000 were purchased in 2004. On May 27, 2004, the Corporation commenced a normal course issuer bid for the purchase of up to 3% of the outstanding Class I shares. The bid will expire on May 26, 2005. From May 27, 2004, to April 20, 2005, 131,000 shares have been purchased, all of which were purchased in 2004.

For the first quarter of 2005, the **quarterly dividend** payment on the Corporation's Class I and Class II shares increased by $0.03 to $0.38 per share. The Corporation has increased its annual common share dividend each year since 1993. The payment of any dividend is at the discretion of the Board of Directors and depends on the financial condition of the Corporation and other factors.

OUTSTANDING SHARE DATA

At April 20, 2005, the Corporation had outstanding 26,481,880 Class I shares and 3,490,202 Class II shares and 6,000,000 5.75% Cumulative Redeemable Preferred Shares Series 3.

At April 20, 2005, options to purchase 930,250 Class I shares were outstanding.

BUSINESS RISKS

On February 16, 2005, the Kyoto Protocol came into effect. The Corporation is unable to determine what impact the protocol may have on its operations as the Government of Canada has not yet provided industry specific details for its 2005 Climate Change Plan. It is anticipated that the Corporation's power purchase arrangements ("PPA's") relating to its coal-fired generating plants will allow the Corporation to recover any increased costs associated with the implementation of the protocol.

A number of U.S. insurance companies are the subject of lawsuits and investigations into their business and accounting practices by the Attorney General of the State of New York and the U.S. Securities and Exchange Commission. Certain of these insurers provide a portion of the Corporation's insurance coverage. The Corporation is unable at this time to determine what impact, if any, these investigations may have on the ability of the insurers mentioned to pay any corporate insurance claims which may arise.

Regulated Operations

ATCO Electric, ATCO Gas and ATCO Pipelines are regulated primarily by the AEUB, which administers acts and regulations covering such matters as rates, financing, accounting, construction, operation and service area. The AEUB may approve interim rates, subject to final determination. These subsidiaries are subject to the normal risks faced by companies that are regulated. These risks include the approval by the AEUB of customer rates that permit a reasonable opportunity to recover on a timely basis the estimated costs of providing service, including a fair return on rate base. The Corporation's ability to recover the actual costs of providing service and to earn the approved rates of return depends on achieving the forecasts established in the rate-setting process.

Transfer of the Retail Energy Supply Businesses

Although ATCO Gas and ATCO Electric have transferred to DEML certain retail functions, including the supply of natural gas and electricity to customers and billing and customer care functions, the legal obligations of ATCO Gas and ATCO Electric remain if DEML fails to perform. In certain events (including where DEML fails to supply natural gas and/or electricity and ATCO Gas and/or ATCO Electric are ordered by the AEUB to do so), the

functions will revert to ATCO Gas and/or ATCO Electric with no refund of the transfer proceeds to DEML by ATCO Gas and/or ATCO Electric.

Centrica plc, DEML's parent, has provided a $300 million guarantee, supported by a $235 million letter of credit in respect of DEML's obligations to ATCO Gas, ATCO Electric and ATCO I-Tek Business Services in respect of the ongoing relationships contemplated under the transaction agreements. However, there can be no assurance that the coverage under these agreements will be adequate to cover all of the costs that could arise in the event of a reversion of such functions.

Canadian Utilities has provided a guarantee of ATCO Gas', ATCO Electric's and ATCO I-Tek Business Services' payment and indemnity obligations in respect of the ongoing relationships to DEML contemplated under the transaction agreements.

As a result of the agreements with DEML, ATCO Gas and ATCO Electric are no longer involved in arranging for the supply and sale of natural gas and electricity to customers, but will continue to own the assets and provide the transportation and distribution services under AEUB approved rates that provide for a recovery of costs of service and a fair return.

Late Payment Penalties on Utility Bills

As a result of recent decisions of the Supreme Court of Canada in Garland vs. Consumers' Gas Co., the imposition of late payment penalties on utility bills has been called into question. The Corporation is unable to determine at this time the impact, if any, that these decisions will have on the Corporation.

Alberta Power (2000)

As a result of unprecedented drought conditions, the water levels in the cooling pond used by the Battle River generating plant in its production of electricity had fallen to all-time lows in early 2003 and in 2004 and the Corporation was forced to curtail production of electricity. Water levels in the cooling pond have returned to normal for this time of year and there has been no curtailment of production to date in 2005.

Non-Regulated Operations

ATCO Power and ATCO Resources

Alberta Power Pool electricity prices, natural gas prices and related spark spreads can be very volatile, as shown in the following graph, which illustrates a range of prices experienced during the period January 2000 to March 2005.


Alberta Power Pool Prices, Natural Gas Prices and Spark Spreads
Alberta Power Pool Price & Spark Spread ($/Megawatt hour)
$300
$250
$200
$150
$100
$50
$0
($50)
Natural Gas Price ($/Gigajoule)
$15.00
$12.50
$10.00
$7.50
$5.00
$2.50
$0.00
($2.50)
Jan-00 Mar-00 May-00 Jul-00 Sep-00 Nov-00 Jan-01 Mar-01 May-01 Jul-01 Sep-01 Nov-01 Jan-02 Mar-02 May-02 Jul-02 Sep-02 Nov-02 Jan-03 Mar-03 May-03 Jul-03 Sep-03 Nov-03 Jan-04 Mar-04 May-04 Jul-04 Sep-04 Nov-04 Jan-05 Mar-05
Month
Alberta Power Pool Price
Spark Spread
Natural Gas Price


Alberta Power Pool Prices and Spark Spreads
Alberta Power Pool Price & Spark Spread ($/Megawatt hour)
$80
$70
$60
$50
$40
$30
$20
$10
$0
($10)
First Quarter 2004
Second Quarter 2004
Third Quarter 2004
Fourth Quarter 2004
First Quarter 2005
Alberta Power Pool Price
Spark Spread

Changes in Alberta Power Pool electricity prices, natural gas prices and related spark spreads may have a significant impact on the Corporation's earnings and cash flow from operations in the future. It is the Corporation's policy to continually monitor the status of its non-regulated electrical generating capacity that is not subject to long term commitments.

CRITICAL ACCOUNTING ESTIMATES

Employee Future Benefits

The expected long term rate of return on plan assets is determined at the beginning of the year on the basis of the long bond yield rate at the beginning of the year plus an equity and management premium that reflects the plan asset mix. Actual balanced fund performance over a longer period suggests that this premium is about 1%, which, when

added to the long bond yield rate of 5.9% at the beginning of 2005, resulted in an expected long term rate of return of 6.9% for 2005. This methodology is supported by actuarial guidance on long term asset return assumptions for the Corporation's defined benefit pension plans, taking into account asset class returns, normal equity risk premiums, and asset diversification effect on portfolio returns.

Expected return on plan assets for the year is calculated by applying the expected long term rate of return to the market related value of plan assets, which is the average of the market value of plan assets at the end of the preceding three years.

The liability discount rate reflects market interest rates on high quality corporate bonds that match the timing and amount of expected benefit payments. The liability discount rate used to calculate the cost of benefit obligations for the three months ended March 31, 2005, was 5.9%, the same rate that was used at the end of 2004.

The expected long term rate of return has declined over the past four years, from 8.1% in 2001 to 6.9% in the three months ended March 31, 2005. The result has been a decrease in the expected return on plan assets. The difference between the expected return and the actual return on plan assets results in an experience gain or loss on plan assets. The liability discount rate has also declined over the same period, from 6.9% at the end of 2001 to 5.9% at March 31, 2005. The effect of this change has been to increase the accrued benefit obligations, resulting in experience losses in 2002, 2003 and 2004. In accordance with the Corporation's accounting policy to amortize cumulative experience gains and losses in excess of 10 percent of the greater of the accrued benefit obligations or the market value of plan assets, the Corporation began amortizing a portion of the cumulative experience losses in 2003 for both pension benefit plans and other post employment benefit plans and continued this amortization during the three months ended March 31, 2005.

The assumed annual health care cost trend rate increases used in measuring the accumulated post employment benefit obligations in the three months ended March 31, 2005, are as follows: for drug costs, 9.3% starting in 2005 grading down over 8 years to 4.5%, and for other medical and dental costs, 4.0% for 2005 and thereafter. Combined with higher claims experience, the effect of these changes has been to increase the costs of other post employment benefits.

The effect of changes in these estimates and assumptions is mitigated by an AEUB decision to record the costs of employee future benefits when paid rather than accrued. Therefore, a significant portion of the benefit plans expense or income is unrecognized by the regulated operations, excluding Alberta Power (2000).

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2005, the Corporation prospectively adopted the Canadian Institute of Chartered Accountants ("CICA") guideline pertaining to the consolidation of variable interest entities. The guideline requires the Corporation to identify variable interest entities in which it has an interest, determine whether it is the primary beneficiary of such entities, and, if so, to consolidate them. This change in accounting had no effect on the consolidated financial statements for the three months ended March 31, 2005.

Effective January 1, 2005, the Corporation retroactively adopted the CICA recommendations pertaining to the classification of retractable or mandatorily redeemable shares. The recommendations require the Corporation to classify a contractual obligation as a liability when the number of the Corporation's own shares required to settle the obligation varies with changes in their fair value so that the Corporation may have to deliver more or fewer of its shares than would have been the case at the date of entering into the obligation. The Series 3 Preferred Shares represent such an obligation in that each Series 3 Preferred Share will on and after December 1, 2011, be convertible at the option of the owner into that number of the Corporation's Class I shares determined by dividing $25.00 together with all accrued and unpaid dividends by the greater of $2.00 and 95% of the then current market price of the Class I shares. Consequently, the equity preferred shares have been reclassified to preferred shares in the balance sheet and the dividends on equity preferred shares have been reclassified to dividends on preferred shares in the statement of earnings.

April 20, 2005